787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 3, 2011

Division of Corporation Finance

Mail Stop 3010

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-0005

Attention:  Adam F. Turk, Attorney-Advisor

Re:                             Cowen Group, Inc.
Registration Statement on Form S-4
Filed March 31, 2011
File No. 333-173223

Dear Mr. Turk:

On behalf of our client, Cowen Group, Inc. (“Cowen”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated April 25, 2011, with respect to the filing referenced above. We have also included in this letter, where relevant, statements forwarded to us by counsel to LaBranche & Co Inc. (“LaBranche”) regarding the Staff’s comment.  For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

With this letter, Cowen is filing Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-4 (Registration No. 333-173223) (the “Registration Statement”).  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

1.              General

We note your disclosure on page 110 that your tax counsel, Willkie Farr & Gallagher LLP, and tax counsel for LaBranche, Weil, Gotshal & Manges LLP, will provide tax opinions dated as of the closing date of the merger.  We also note your disclosure within the same section that neither Cowen nor LaBranche intends to waive the condition that a tax opinion be provided.  Please clarify whether the provision of these tax opinions is a non-waivable condition to the merger.  If the provision of the tax opinions is a waivable condition of the merger, please file the tax opinions in a pre-effective amendment to your registration statement.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response:  While each of Cowen and LaBranche has advised us that it does not currently intend to waive the condition to closing that such party’s tax counsel provide a tax opinion, dated as of the closing date of the merger, such conditions are, pursuant to the merger agreement, as a technical matter, waivable conditions. Cowen has filed as Exhibits 8.1 and 8.2 to the Registration Statement tax opinions, dated as of the date hereof, of each of Willkie Farr & Gallagher LLP and Weil, Gotshal & Manges LLP, respectively, as to tax matters, which are substantially similar in form to the tax opinions to be delivered at closing in satisfaction of the conditions described above.  Each of Cowen and LaBranche has advised us that it will recirculate the prospectus and resolicit proxies if either condition to closing of the merger regarding receipt of a tax opinion is waived and the change in tax consequences is material.

Cowen has authorized us to include its acknowledgement that:

•                                          Cowen is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          Cowen may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*                              *                              *

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Laura L. Delanoy at (212) 728-8000.

Very truly yours,

/s/ David K. Boston
David K. Boston

cc:	Owen S. Littman, Cowen Group, Inc.
Stephen H. Gray, LaBranche & Co Inc.
Michael Aiello, Weil, Gotshal & Manges LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP